VIA EDGAR

October 21, 2015

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

Re:	Hays Series Trust (the “Trust”) (File Nos. 333-203626 and 811-23049) on behalf of the Hays US Opportunity Fund and the Hays Tactical Multi-Asset Fund (the “Funds”), each a series of the Trust

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”) the Trust and Northern Lights Distributors, LLC, the Trust’s principal underwriter, respectfully request that the effective date of the Trust’s registration statement on Form N-1A, which was filed on September 11, 2015 (as amended on October 21, 2015), be accelerated to 9:00 AM on October 22, 2015, or as soon thereafter as reasonably practicable.

The Trust and Northern Lights Distributors, LLC acknowledge that should the Securities and Exchange Commission (the “Commission”) (or its staff, acting pursuant to delegated authority) declare the filing effective, such action (i) does not foreclose the Commission from taking any action with respect to the filing; (ii) does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) may not be asserted as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is respectively requested that any questions you may have with the foregoing be directed to Jeffrey T. Skinner of Kilpatrick Townsend & Stockton LLP at 336-607-7512 and that Mr. Skinner be notified of such effectiveness by a telephone call and confirmed in writing.

Very truly yours,

HAYS SERIES TRUST

By: /s/ Jeffrey Hays

Jeffrey Hays, President

NORTHERN LIGHTS DISTRIBUTORS, LLC

By: /s/ Brian Nielsen

Name: Brian Nielsen

Title: CEO

cc: Jeffrey T. Skinner